Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

September 19, 2008

By EDGAR and FAX

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:

Lundin Mining Corporation
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 001-33086

Dear Mr. Schwall:

Lundin Mining Corporation (the “Company”) hereby acknowledges receipt of the supplemental comment letter, dated August 25, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).  The Company hereby submits this letter in response.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

_________________________

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 3

Note 3 – Significant Accounting Policies, page 11

(e)  Mineral properties, plant and equipment, page 12

1.

We have read your response to prior comments 2 and 3, regarding your handling of sales of pre-production material and stripping costs incurred prior to the production phase, and require further information.

You indicate that since you had no sales of pre-production material during any of the periods presented, there is no U.S. GAAP difference to address, whereas such amounts would be reported as revenues rather than adjustments to your property account.

You also state that you had not incurred any pre-production stripping costs at your open pit mine, and that for this reason there is no U.S. GAAP difference to address, whereas you would need to expense costs incurred after production had commenced but before you achieved 70% of mine operating capacity, costs which you indicate are capitalized under your Canadian GAAP policy.

Please submit the disclosure that you propose to include in future filings to clarify your handling of such costs under U.S. GAAP; including representation about the reasons for having no reconciling items for these matters in Note 23, and your intentions if in future periods material amounts of pre-production sales and stripping costs are incurred.

We are aware that, under U.S. GAAP, pre-production product sales are to be classified as revenue in the statement of operations.  When such sales become other than trivial, the Company will include disclosure in any required U.S. GAAP reconciliation to indicate that pre-production product sales are recorded as revenue under U.S. GAAP.  Such disclosure will also indicate the effect that recording these amounts as revenue have on assets and shareholders’ equity as recorded on the balance sheet, net earnings or loss as recorded in the statement of operations, and operating and investing cash flows as recorded in the statement of cash flows.  Until such time as there are significant differences to report for these items, such disclosure will indicate that only items which give rise to significant differences under U.S. GAAP are included in the reconciliation.

We are also aware that, under U.S. GAAP, commercial production may be deemed to commence at an earlier date than under Canadian GAAP.  All of the Company’s mineral properties, except for the Aljustrel property under development, would have been considered to be in commercial production from the date of each of their acquisitions and therefore from the date upon which their operations were consolidated with those of the Company. With respect to the Aljustrel  property, it was still primarily in the construction phase at December 31, 2007.  The Company had commenced the processing of zinc ore using the old lead circuits on December 16, 2007, as announced in the Company’s press release dated December 18, 2007 and as mentioned in its annual report, however, no material production costs were incurred in the period from December 16, 2007 to December 31, 2007.  When the Company has an operation in which commercial production has been achieved under U.S. GAAP, but which is still in the pre-production phase under Canadian GAAP, which would result in a significant difference, the Company will include disclosure in any required U.S. GAAP reconciliation to indicate that this difference in accounting treatment has given rise to significant differences between those amounts which would be recorded under U.S. GAAP and those which would be recorded under Canadian GAAP.  Such disclosure will also indicate the effect that this difference would have on assets and shareholders’ equity as recorded on the balance sheet, net earnings or loss as recorded in the statement of operations, and operating and investing cash flows as recorded in the statement of cash flows.  Until such time as there are significant differences to report for these items, such disclosure will indicate that only items which give rise to significant differences under U.S. GAAP are included in the reconciliation.

For the reasons explained in the preceding two paragraphs, we represent that we have no material reconciling items for these matters.

As for your application of EITF 04-6, we view this literature as pertaining to the removal of waste material generally, not restricted to open pit mines.  Therefore, please provide further details about costs capitalized for your underground mines after those mines were placed into production, as defined in paragraph 4 of this guidance, the point at which other than de minimis quantities of saleable minerals were first extracted.

If you have capitalized such costs, tell us the amounts capitalized each period; your rationale for capitalizing the costs as opposed to expensing the costs; and the quantities of any incremental reserves accessed as a result.

Following the placing of an underground mine into production, the costs of accessing ore zones for current processing, including the removal of waste materials, are accounted for as variable production costs and are included in the determination of inventory costs at each period end.  Costs incurred which are expected to benefit the entire ore body are considered development costs.  These costs are incurred for activities such as development drifting and access ramps which are used for the purpose of accessing previously inaccessible proven and probable ore reserves.  Development costs are capitalized and included in the total capitalized costs for the purpose of calculating periodic depletion charges. Depletion charges are calculated on the basis of actual costs incurred to date, less any depletion charged to date, multiplied by the amount of ore processed during the period divided by proven and probable reserves at the beginning of the period.  Proven and probable reserves are recalculated annually, generally during the first quarter of each year, and the new proven and probable reserve balance is used in the calculation from the start of the year.

The Company has capitalized the following amounts of development costs in the periods shown below for each mining operation (stated in U.S. dollars).  These capitalized costs do not include any costs associated with waste removal in ore zones which are currently being mined, as such costs are accounted for as current period production costs.

Mining Operation	2006	2007
Neves-Corvo	$5,829,602	$20,761,019
Galmoy	138,690	345,132
Zinkgruan	10,727,233	11,043,784
Total	$16,695,525	$32,149,935

_________________________

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to Kevin Hisko, Corporate Secretary of the Company, at 1-604-646-3322 or Adam M. Givertz of Shearman & Sterling LLP, U.S. counsel to the Company, at 1-416-360-5134.

Yours truly,

 LUNDIN MINING CORPORATION

/s/ Kevin E. Hisko
Kevin E. Hisko
Corporate Secretary

KEH/dml

cc:

Lundin Mining Corporation
Attn:  Philip J. Wright (via email)
Attn:  Board of Directors (via email)

Shearman & Sterling LLP
Attn: Adam M. Givertz (via email)

U.S. Securities and Exchange Commission
Attn:  Jenifer Gallagher (via fax and EDGAR)
Attn:  Karl Hiller, Branch Chief (via fax and EDGAR)